ORGANIZATIONAL AND OFFERING EXPENSES REIMBURSEMENT AGREEMENT

AGREEMENT made this ___ day of April, 2013, by and between Dreyfus Municipal Bond Infrastructure Fund, Inc., a Maryland corporation (the "Fund"), and The Dreyfus Corporation, a New York corporation ("Dreyfus").

     WHEREAS, the Fund and Dreyfus have separately entered into a Management Agreement dated March 7, 2013 (the "Management Agreement"); and

     WHEREAS, Dreyfus and Standish Mellon Asset Management Company LLC ("Standish") have separately entered into a Sub-Investment Advisory Agreement dated March 7, 2013 (the "Sub-Advisory Agreement") pursuant to which Standish will provide portfolio management services to the Fund.

     NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1.	Dreyfus agrees to pay all of the Fund's organizational expenses. Dreyfus also agrees to pay, if the initial public offering ("IPO") of the Fund's shares of common stock, par value, $0.001 per share, ("Common Shares") occurs, the amount by which the Fund's offering costs of the IPO of its Common Shares exceed $0.03 per Common Share. For purposes of this Agreement, "offering costs" do not include (x) management fees payable by the Fund pursuant to the terms of the Management Agreement or sub-advisory fees payable by Dreyfus to Standish (out of the management fees payable by the Fund to Dreyfus) and (y) any sales load or underwriting discount paid by investors in the Fund's Common Shares purchased in the IPO, but do include, without limitation, (i) any applicable portion of the Fund's reimbursement of expenses incurred by the Fund's underwriters in connection with the IPO, and (ii) reasonable and documented out-of-pocket expenses related to the IPO incurred by certain employees and affiliates, including certain broker-dealers (or associated persons thereof), of Dreyfus or Standish, including in connection with participation in the road show and related activities for the Fund' s IPO ("affiliate expenses"), but only to the extent any such affiliate expenses, when added to any other Fund offering costs, do not exceed $0.03 per share (to such extent, "affiliate reimbursable amounts"). It is understood that the Fund will pay or reimburse offering costs other than any affiliate expenses up to $0.03 per share before reimbursing any affiliate expenses such that, if such other offering costs equal or exceed $0.03 per share, the Fund will not reimburse any affiliate expenses. Affiliate expenses in excess of affiliate reimbursable amounts will be assumed without reimbursement by the affiliate incurring such expense. Therefore, in no event will affiliate reimbursable amounts exceed [____]% of the total offering price of the Fund's IPO.

2.	This Agreement may be terminated only by the vote of (a) the Board of Directors of the Fund, including the vote of the Directors who are not "interested persons" of the Fund within the meaning of the Investment Company Act of 1940, as amended, and (b) a majority of the outstanding voting securities of the Fund.

3.	This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of New York without regard to principles of conflicts of law.

4.	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

IN WITNESS WHEREOF, the Fund and Dreyfus have caused this Agreement to be executed on the day and year first above written.

DREYFUS MUNICIPAL BOND
INFRASTRUCTURE FUND, INC.

By: /s/
Name:
Title:

THE DREYFUS CORPORATION

By: /s/
Name:
Title: